UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-42999

JM Group Limited

(Translation of registrant’s name into English)

Unit 812, 8/F, Harbour Center Tower 1,
1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 5, 2026, JM Manufacturing (HK) Limited (“JM Manufacturing”), a wholly owned subsidiary of JM Group Limited (the “Company”), issued a promissory note (the “Note”) in favor of Mr. Chun Kwok Stanley Ting, the Chief Executive Officer, Chairman, and a major shareholder of the Company (the “Lender”) for a principal amount of up to HK$15,065,000, or such lesser amount as shall equal the outstanding amount of the advances made by the Lender to the Company from time to time under the Note (the “Principal Amount”). The Note bears no interest and the Principal Amount is due and payable in full on May 31, 2033. The foregoing description of the Note does not purport to be complete and is qualified in its entirety by reference to the complete text of the Note, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2026	JM Group Limited

	By:	/s/ Chun Kwok Stanley Ting
Chun Kwok Stanley Ting
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Promissory Note, dated June 5, 2026, by JM Manufacturing (HK) Limited in favor of Mr. Chun Kwok Stanley Ting.

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